# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SAGA COMMUNICATIONS INC, CIK 0000886136
CUSIP: 786598300
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 73 Kercheval Ave, Grosse Pointe Farms, Michigan (MI), 48236
Date of event which requires filing of this statement: 03/26/2025
Filed by CIK 0001705447
Persons authorized to receive notices and communications: Michael Melby, c/o Gate City Capital Management, LLC, 8725 W. Higgins Road, Suite 530, Chicago, Illinois (IL), 60631, (312) 825-1228

## Reporting persons
- Gate City Capital Management, LLC (CIK 0001705447): type of reporting person: investment adviser (IA); citizenship or place of organization: Illinois (IL); source of funds: working capital (WC), other (OO); sole voting power 863,845; shared voting power 0; sole dispositive power 863,845; shared dispositive power 0; aggregate amount beneficially owned 863,845 (13.8% of the class)
- Michael Melby: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC), other (OO); sole voting power 863,845; shared voting power 0; sole dispositive power 863,845; shared dispositive power 0; aggregate amount beneficially owned 863,845 (13.8% of the class)
  Comment: This Schedule 13D (this "Schedule 13D") is being filed on behalf of Gate City Capital Management, LLC, an Illinois limited liability company (the "Management Company") and Michael Melby. Mr. Melby serves as the managing member of the Management Company. The Management Company serves as an adviser to certain private investment funds and managed accounts (the "Funds"). This Schedule 13D relates to Common Shares (the "Common Shares") of Saga Communications Inc (the "Issuer") held by the Funds.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: SAGA COMMUNICATIONS INC
Address of issuer's principal executive offices: 73 Kercheval Ave, Grosse Pointe Farms, Michigan (MI), 48236

## Item 2. Identity and Background
Name of person filing: The names of the persons jointly filing this statement on Schedule 13D (the "Reporting Persons") are Gate City Capital Management, LLC, an Illinois limited liability company and Michael Melby, Managing Member of Gate City Capital Management, LLC. Mr. Melby is the controlling member of Gate City Capital Management, LLC.
Residence or business address: The address of each of the Reporting Persons is 8725 W. Higgins Road, Suite 530, Chicago, IL 60631.
Present principal occupation or employment: The principal business of Gate City Capital Management, LLC is to serve as an adviser to certain private investment funds and managed accounts. Mr. Melby's principal occupation is serving as the Portfolio Manager of Gate City Capital Management, LLC.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Gate City Capital Management, LLC is an Illinois limited liability company. Mr. Melby is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The source and amount of funds used by the Reporting Persons in making their purchase of the shares of Common Stock owned by each of them in the aggregate was $13,770,806 using the working capital of each of the Funds.

## Item 4. Purpose of Transaction
Purpose of transaction:
This Amendment No. 3 amends the Schedule 13D initially filed on January 8, 2025 and subsequently amended on March 5, 2025 and March 14, 2025.

On March 26, 2025, Gate City Capital Management ("Gate City") sent the letter attached as Exhibit D (the "Withdrawal Letter") to Saga Communications, Inc. ("Saga" or the "Company"). The Withdrawal Letter sets forth Gate City's intention to withdraw its nominees for election at the Company's 2025 Annual Meeting.

Additionally, on March 26, 2025, Gate City sent the letter attached as Exhibit E (the "March Letter") to the Company. The March Letter highlights Gate City's continued concerns that the Company's pursuit of a digital transformation continues to have an adverse impact on the Company's financial results, operations, liquidity and share price.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: No material change.
Number of shares as to which each person has sole or shared power to vote or dispose: No material change.
Transactions in the class effected during the past sixty days: No material change.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Other than described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Person and any other person with respect to the securities of the Issuer.

## Signatures
- Gate City Capital Management, LLC: /s/ Michael Melby, Michael Melby, Managing Member (03/27/2025)
- Michael Melby: /s/ Michael Melby, Michael Melby, Managing Member (03/27/2025)
Comment: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this joint filing agreement is attached, and have duly executed this joint filing agreement as of the date set forth below.